EXHIBIT 11 — COMPUTATION OF EARNINGS PER SHARE

In thousands of dollars, except per share data

	Three Months Ended March 31,

	2003		2002

Numerator:
Income before cumulative effect of a change in accounting principle	$71,046		$90,329
Cumulative effect of a change in accounting principle	—		(16,778,526)

Net income (loss)	71,046		(16,688,197)

Effect of dilutive securities:
Convertible debt – 2.625% issued in 1998	2,106	*	2,339 *
Convertible debt – 1.5% issued in 1999	—		2,325 *
LYONS – 1998 issue	1,216	*	1,184 *
Less: Anti-dilutive items	(3,322)		(5,848)

Numerator for net income before cumulative effect of a change in accounting principle per common share – diluted	71,046		90,329
Numerator for cumulative effect of a change in accounting principle per common share – diluted	—		(16,778,526)

Numerator for net loss per common share – diluted	$71,046		$(16,688,197)

Denominator:
Weighted average common shares	613,557		599,195

Effect of dilutive securities:
Stock options and common stock warrants	2,960		4,963
Convertible debt – 2.625% issued in 1998	8,355	*	9,282 *
Convertible debt – 1.5% issued in 1999	—		9,454 *
LYONS – 1998 issue	3,046	*	3,085 *
Less: Anti-dilutive items	(11,401)		(21,821)

Denominator for net income (loss) per common share – diluted	616,517		604,158

Net income (loss) per common share:
Basic:
Income before cumulative effect of a change in accounting principle	$.12		$.15
Cumulative effect of a change in accounting principle	—		(28.00)

Net income (loss)	$.12		$(27.85)

Diluted:
Income before cumulative effect of a change in accounting principle	$.12		$.15
Cumulative effect of a change in accounting principle	—		(27.76)

Net income (loss)	$.12		$(27.61)

*	Denotes items that are anti-dilutive to the calculation of earnings per share.